Exhibit 23.3

January 30, 2017

Corium International, Inc.

235 Constitution Drive

Menlo Park, CA 94025

Ladies and Gentlemen:

Corium International, Inc. (the “Company”) has requested that Mary Bordeaux Consulting (“MBC”) execute this letter in connection with certain proposed disclosure that will be incorporated into the Company’s public filings with the U.S. Securities and Exchange Commission, including, without limitation, the registration statements on Form S-3 that were filed with the U.S. Securities and Exchange Commission on May 8, 2015 and December 30, 2015 (collectively, the “Filings”). In response to such request, please be advised as follows:

1. MBC consents to the use by the Company of MBC’s name in portions of the Filings.

2. MBC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Filings. In granting such consent, MBC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Very truly yours,

Mary Bordeaux Consulting

By:	/s/ Mary Bordeaux
Name:	Mary Bordeaux
Title:	Consultant

Exhibit A

Our payer research was conducted by Mary Bordeaux Consulting and included interviews with formulary decision makers at 12 U.S. payers, including a combination of national and regional plans collectively representing over 100 million covered lives.  The research was conducted in a double-blinded manner and participants were assured all findings would be aggregated with no responses attributed to them or to their organizations by name; the coverage and reimbursement decisions made by these plans for our Alzheimer’s product candidates, once approved, could differ from the results of the research.  This research revealed that at a Wholesale Acquisition Cost, or WAC, of $450 - $500 per month, formulary decision makers at 100% of commercial plans and 80% of Medicare Part D Plans indicated that they would cover Corplex Donepezil as either a Preferred Brand (Tier 2) or a Non-Preferred Brand (Tier 3).  This level of coverage is approximately comparable to that seen with the Exelon® patch, which has a monthly WAC of approximately $544, and Namenda XR®.   The majority of the plans participating in the research would require minimal utilization management before covering Corplex Donepezil, which would typically involve a requirement for a single generic prescription in the preceding 180 days.  Medicaid plans evaluated in the research would have more limited coverage, with three of eight plans indicating they would cover Corplex Donepezil subject to utilization management requirements.  Coverage for Corplex Memantine at the same monthly WAC would be similar, with no plan objecting to covering both products.